UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of October 2013

The following exhibits are furnished herewith:

Exhibit 99.1	Press release of October 31, 2013 titled, “CNH Industrial Third Quarter Net Revenues of €6.2 Billion, Net Profit of €248 Million”

Exhibit 99.2	CNH Industrial N.V. Third Quarter 2013 Conference Call Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Massimiliano Chiara
Name: Massimiliano Chiara
Title: Chief Financial Officer

October 31, 2013

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release of October 31, 2013 titled: “CNH Industrial Third Quarter Net Revenues of €6.2 Billion, Net Profit of €248 Million”

99.2	CNH Industrial N.V. Third Quarter 2013 Conference Call Presentation